

April 8, 2013

Via E-mail
Jeffrey Weiner
Chief Executive Officer and Director
LinkedIn Corporation
2029 Stierlin Court
Mountain View, California 94043

      Re: LinkedIn Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 19, 2013
              File No. 001-35168

Dear Mr. Weiner:

      We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.   We note profiles on your website of employees, employers, individuals and companies located in Syria and Sudan. We also note a 2012 news article reporting that your Dubai office would service members and clients in countries including Syria. Syria and Sudan are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, or other direct or indirect arrangements. Your response should describe any products, technology or services you have provided or intend to provide into

Syria and Sudan, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of your contacts with Syria or Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3.   Your website includes profiles of Syriatel, Bank Melli and Naftiran Intertrade Company. Each of these companies is on the list of Specially Designated Nationals maintained by the Department of Treasury's Office of Foreign Assets Control. In addition, Naftiran Intertrade Company was sanctioned in 2010 under the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. Please describe to us the nature and extent of your contacts with these companies, and discuss for us the potential for reputational harm from their profiles appearing on your website.

Item 1. Business

General

4.   We note that your talent solutions revenue is derived, in part, from sales of annual subscriptions to the LinkedIn Corporate solutions. To the extent that your subscription arrangements are firm orders to deliver services throughout the contract term and to the extent that your deferred revenue balance does not reflect the entire amount due from these arrangements, tell us what consideration you gave to disclosing the total amount of the company's backlog (bookings) for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K.

Item 1A. Risk Factors

"Growth in access to LinkedIn's services through mobile devices…," page 19

5.   Your earnings call for the fourth quarter of 2012 states that during that quarter, 27% of unique visitors visited your site through mobile devices, versus 15% during the fourth quarter of 2011. Although this risk factor states that "it is not clear that [you] will be able

to find ways for [y]our Marketing Solutions product to be effectively used on mobile devices," the earnings call indicates that you are not currently monetizing Marketing Solutions on mobile devices. Please tell us whether the increase in mobile users has materially impacted Marketing Solutions revenue. In addition, tell us how you considered providing metric information for your mobile users to add further context to this potential risk. For guidance, refer to Sections I.B and III.B of SEC Release No. 33-8350. Finally, explain to us why you have not clarified here, and throughout your filing, that Marketing Solutions are not currently offered on mobile devices.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Performance Graph, page 32

6.   Please explain to us how you determined that the SNL Kagan New Media Index constitutes a published industry or line-of-business index that is accessible to your security holders. See Items 201(e)(1)(ii) and 201(e)(3) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 36

7.   We note that your overall revenue growth and the related growth in metrics used to analyze such growth decelerated from fiscal 2012 to 2011 compared to fiscal 2011 to 2010. We further note your risk factor discussion on page 17 where you state that if the rate at which you add new members slows or declines, or if you are unable to meet the breadth and frequency of your visiting members, then your business may not grow as fast as you expect. Please tell us whether the deceleration in growth rates is a known trend or uncertainty that has had, or that you reasonably expect will have, a material favorable or unfavorable impact on your revenues or results of operations. Also, tell us whether you considered including a discussion of these potential trends or uncertainties in your Overview section. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.B.3 of SEC Release No. 33-8350.

Key Metrics, page 36

8.   The percentage of revenues attributable to geographic regions other than the United States has steadily increased from fiscal 2010 through fiscal 2012, and throughout the annual report you discuss your plans to expand your international presence. In addition, your current report on Form 8-K furnished on January 9, 2013 states that more than 64% of your members are located outside the United States. Please explain to us why you do not disclose key metrics, and revenue generated from Talent Solutions, Marketing Solutions and Premium Subscriptions, on a geographic basis. Address whether there are

any material geographic differences or trends. See Item 303(a) of Regulation S-K, and for guidance, refer to Sections I.B and III.B of SEC Release No. 33-8350.

Results of Operations, page 43

9.   We note that revenue from your Premium Subscriptions grew 81% in fiscal 2012 and 70% in fiscal 2011 due mainly to the increase in the number of premium subscribers. Considering the growth in such revenues over the last two fiscal years, tell us whether you reconsidered including information regarding the number of premium subscribers as a key metric in analyzing this revenue stream.   If you continue to believe, as you indicated in your response to comment 20 in your March 11, 2011 letter, that this metric is not meaningful to investors, then tell us what information you use to analyze this revenue stream. For example, tell us whether you considered providing a quantified discussion regarding how specific Premium Subscription products have impacted such revenues. In this regard, we note from your disclosures on page 44 that Sales Navigator is growing at a faster rate than your other Premium Subscription products. See Item 303(a)(3)(iii) of Regulation S-K, and for guidance, refer to Section III.D of SEC Release No. 33-6835.

10.   We note from your February 7, 2013 earnings call transcript that the number of active advertisers nearly doubled during fiscal 2012, which contributed to the increase in your Marketing Solutions ad revenue. Tell us how you considered including a quantified discussion of active advertiser within your results of operations discussion or alternatively explain why you do not believe this information is required. See Item 303(a)(3)(iii) of Regulation S-K, and for guidance, refer to Section III.D of SEC Release No. 33-6835.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey Weiner
LinkedIn Corporation
April 8, 2013
Page 5

You may contact Megan Akst, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or in his absence, Evan Jacobson, Staff Attorney, at (202) 551-3428. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

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